OrbiMed Advisors LLC
Sangstat Medical Corp. 13 F filing
Transactions From 03-31-00 To 07-13-00

                                                                                     Quantity of        Pct.            Eqy
Fund                                        Transaction   Trade Date  Settle Date      Shares         Ownership       Sh Out
----                                        -----------   ----------  -----------    -----------      ---------       ------
Aggregate Quantity Owned Prior to 3-31-00                                              823,570          4.60          17,907,000
PaineWebber Eucalyptus Fund, LLC            by            04-04-00    04-07-00          11,000          4.66          17,907,000
PaineWebber Eucalyptus Fund, Ltd.           by            04-04-00    04-07-00           1,000          4.67          17,907,000
Eaton Vance Worldwide Health Sciences       by            06-29-00    07-05-00          80,000          5.11          17,907,000
  Portfolio                                                                                             ----
Eaton Vance Worldwide Health Sciences       by            06-30-00    07-06-00          35,000          5.31          17,907,000
  Portfolio
Eaton Vance Worldwide Health Sciences       by            07-03-00    07-07-00           5,000          5.34          17,907,000
  Portfolio
